UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of September, 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    September 19, 2005                   By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                                 FORM 51-102F3
                            MATERIAL CHANGE REPORT


ITEM 1        NAME AND ADDRESS OF COMPANY

              Teck Cominco Limited
              Suite 600 - 200 Burrard Street
              Vancouver, British Columbia
              V6C 3L9

ITEM 2        DATE OF MATERIAL CHANGE

              September 6, 2005

ITEM 3        NEWS RELEASE

              A press release with respect to the material change described herein was issued via CNW Group Ltd. and filed on SEDAR September 6, 2005. A copy of the press release is attached hereto as Schedule "A".

ITEM 4        SUMMARY OF MATERIAL CHANGE

              Teck Cominco Limited ("Teck Cominco") has entered into an agreement with UTS Energy Corporation and Petro-Canada to subscribe for a 15% interest in the Fort Hills Energy Limited Partnership (the "Partnership"), which is developing the Fort Hills oil sands project in Alberta, Canada. The aggregate subscription price is $475 million. Teck Cominco will earn a 10% interest in the Partnership by funding $250 million of Petro-Canada and UTS expenditures. In a separate transaction, Teck Cominco will earn a further 5% interest from UTS by funding an additional $225 million of UTS expenditures. On closing of the transactions, expected to occur in October, Teck Cominco will be issued a 15% interest and the interests of UTS and Petro-Canada in the Partnership will be adjusted to 30% and 55%, respectively. The subscription price will be satisfied by Teck Cominco contributing 34% of project expenditures until project spending reaches $2.5 billion and its 15% share thereafter. Closing of the transactions is subject to due diligence, definitive documentation and receipt of regulatory approvals and there can be no assurance that the transactions will be completed.

              In a separate transaction, UTS has agreed in principle to grant to Teck Cominco in certain circumstances the right to acquire at fair market value a 50% working interest in "Lease 14", an oil sands property contiguous to the Fort Hills property.

ITEM 5        FULL DESCRIPTION OF MATERIAL CHANGE

              Teck Cominco has entered into an agreement with UTS and Petro-Canada to subscribe for a 15% interest in the Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada.

              The aggregate subscription price is $475 million. Teck Cominco will earn a 10% interest in the Partnership by funding $250 million of Petro-Canada and UTS expenditures. In a separate transaction, Teck Cominco will earn a further 5% interest from UTS by funding an additional $225 million of UTS expenditures. On closing of the transactions, expected to occur in October, Teck Cominco will be issued a 15% interest and the interests of UTS and Petro-Canada in the Partnership will be adjusted to 30% and 55%, respectively. The subscription price will be satisfied by Teck Cominco contributing 34% of project expenditures until project spending reaches $2.5 billion and its 15% share thereafter. Closing of the transactions is subject to due diligence, definitive documentation and receipt of regulatory approvals.

              In a separate transaction, UTS has agreed in principle to grant to Teck Cominco the right to acquire at fair market value a 50% working interest in "Lease 14", an oil sands property contiguous to the Fort Hills property. The option would be exercisable following delineation by UTS of the resource on Lease 14 in the event that UTS determines that Lease 14 should be developed as a satellite mine to Fort Hills, subject to agreement of the Partnership.

              The Fort Hills project is located approximately 90 kilometres North of Fort McMurray. The Partnership holds three Alberta oil sands leases covering a contiguous area of approximately 18,684 hectares. Certain of the leases require project development milestones to be met. Application has been made to modify certain of these milestones in connection with proposed changes to the project development plan.

              An estimate prepared on behalf of UTS estimates that the leases contain a resource of 2.8 billion barrels of in-place bitumen resources recoverable by surface mining methods.

              Development of the Fort Hills project will require a number of regulatory approvals. Material regulatory approvals for construction of the project have been obtained by UTS, including approvals from the Alberta Energy and Utilities Board. Amendments will be required to these existing approvals in connection with the revisions to the mine development plan being contemplated by the Partnership. The current development plan contemplates a project ultimately capable of up to 190,000 barrels per day of bitumen production, with initial start-up by the end of the decade. Plans include an integrated upgrader. The project partners are currently evaluating the best location for the upgrader and the technology to be employed. Capital costs for the project will not be able to be estimated until after fundamental project design decisions are made, but initial scoping estimates by UTS indicate a capital cost for a 100,000 barrel per day initial development phase of $5-6 billion.


              The Fort Hills project is at an early stage of development. Petro-Canada, as project operator, in consultation with UTS and Teck Cominco, will be responsible for further definition of the scope and parameters of the project and its design and development. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. Construction and development of the project is subject to numerous risks, including, without limitation:

              (1) risks resulting from the fact that the Fort Hills oil sands project is at an early stage of development and therefore is subject to development and construction risks, including the risk of cost overruns and delays in construction, and technical and other problems;

              (2) risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

              (3) risks associated with obtaining amendments to existing regulatory approvals and additional regulatory approvals, including amendments to the development milestones under the leases;

              (4) risks of significant fluctuation in prevailing prices for oil, other petroleum products and natural gas, which may affect the profitability of the project;

              (5) risks resulting from the fact that Teck Cominco will be a minority partner in the Partnership and major decisions with respect to project design and construction may be made without Teck Cominco's consent;

              (6) risks associated with litigation, including an existing appeal in respect of an application for a judicial review of the scoping decision of the Minister of Fisheries and Oceans in respect of an application for an authorization under the FISHERIES ACT in respect of the Fort Hills project; and

              (7) risks resulting from dependence on third parties for
                  services and utilities for the project.

ITEM 6        RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

              Confidentiality is not requested.

ITEM 7        OMITTED INFORMATION

              Not applicable.

ITEM 8        EXECUTIVE OFFICER

              For further information contact Peter Rozee, Senior Vice President, Commercial Affairs of Teck Cominco at the above-mentioned address or by telephone at (604) 640-5223.

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 6th day of September, 2005.


                                          TECK COMINCO LIMITED


                                          By: /s/ Peter Rozee
                                              ---------------------------------
                                              Peter Rozee
                                              Senior Vice President, Commercial
                                              Affairs

                                  SCHEDULE A
                                  ----------


                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                                     -------------------------------------------

                                                         EXTERNAL NEWS RELEASE
                                                                      05-18-TC


FOR IMMEDIATE RELEASE:     September 6, 2005


          TECK COMINCO ANNOUNCES ACQUISITION OF 15% INTEREST IN FORT
                           HILLS OIL SANDS PROJECT


Vancouver, B.C. -- Teck Cominco Limited today announced that it has entered into an agreement with UTS Energy Corporation and Petro-Canada to subscribe for a 15% interest in the Fort Hills Energy Limited Partnership (the "Partnership"), which is developing the Fort Hills oil sands project in Alberta, Canada.

The aggregate subscription price is $475 million. Teck Cominco will earn a 10% interest in the Partnership by funding $250 million of Petro-Canada and UTS expenditures. In a separate transaction, Teck Cominco will earn a further 5% interest from UTS by funding an additional $225 million of UTS expenditures. On closing of the transactions, expected to occur in October, Teck Cominco will be issued a 15% interest and the interests of UTS and Petro-Canada in the Partnership will be adjusted to 30% and 55%, respectively. The subscription price will be satisfied by Teck Cominco contributing 34% of project expenditures until project spending reaches $2.5 billion and its 15% share thereafter. Closing of the transactions is subject to due diligence, definitive documentation and receipt of regulatory approvals.

Teck Cominco President and CEO Don Lindsay said: "Fort Hills is an ideal opportunity to further diversify our production base in a commodity which will be increasingly important in a world concerned about security of energy supply, and in which Canadians can be expected to play a major role. It is consistent with our strategy of emphasizing the development of quality, long life assets in a variety of significant products in favourable jurisdictions.

Teck Cominco's proven open pit mining expertise should make a significant contribution to the success of Fort Hills, which will involve mining and extraction as well as upgrading to a final petroleum product. We look forward to working with UTS and project operator Petro-Canada to add value to this project, and view this transaction as the foundation for potential further opportunities in the oil sands business."

Fort Hills, located approximately 90 kilometres north of Fort McMurray, is a long-life asset with 2.8 billion barrels of bitumen resource. Regulatory approvals are in place for up to 190,000 barrels per day of bitumen production, with initial start-up by the end of the decade. Plans include an integrated upgrader. The project partners are currently evaluating the best location for the upgrader and the technology to be employed.

In a separate transaction, UTS has agreed in principle to grant to Teck Cominco the right to acquire at fair market value a 50% working interest in "Lease 14", an oil sands property contiguous to the Fort Hills property. The option would be exercisable following delineation by UTS of the resource on Lease 14 in the event that UTS determines that Lease 14 should be developed as a satellite mine to Fort Hills, subject to agreement of the Partnership.

Teck Cominco will host a conference call to discuss this news release. The call will take place on Tuesday, September 6, 2005 at 5:30 a.m. (PDT) / 8:30 a.m. (EDT). The dial-in phone number is 416-231-6596, toll-free at 866-250-4910. To access a recording of the call at a later time, dial 1-416-640-1917 and enter code 21151341#. The recording will be available until November 7, 2005.

A live audio webcast of the conference call, together with supporting presentation slides, will be available at Teck Cominco's website at www.teckcominco.com. The webcast will also be available at www.Q1234.com and www.newswire.ca. The webcast will also be archived at www.teckcominco.com.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets of over $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.

                                    - 30 -


For additional information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
604-687-1117